May 19, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Mail Stop 4720
Rose Zukin
Jeffrey P. Riedler, Assistant Director

Re:	Generex Biotechnology Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 4, 2010
File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated May 12, 2010, relating to the Company’s Preliminary Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders, which was filed with the Commission on May 4, 2010 (the “Proxy Statement”).

For ease of reference, we have set forth below each of the Staff's comments followed by the Company's response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Proxy Statement. As described below, we have revised the description of the second proposal relating to the Reverse Stock Split set forth on pages 10-17 of the Proxy Statement (“Proposal 2”). Changes in response to the Staff’s comments appear in Proposal 2 under the heading What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex? In addition, please note that we have updated the disclosures in Proposal 2 under the heading Why is the Reverse Stock Split necessary? to reflect the fact that the Company received a delisting determination from The Nasdaq Stock Market after the filing of the Proxy Statement. With this response letter, we are submitting revised clean and marked versions of Proposal 2 of the Proxy Statement (Exhibits 1 and 2, respectively) for your reference.

When we file the revised Proxy Statement (or the definitive version thereof) with the Commission, we also will include two other revisions.  First, we will include a reformatted proxy card, a copy of which is attached to this response letter as Exhibit 3.  The text of the proposals appearing in the reformatted proxy card remains unchanged from that in the proxy card that we initially filed with the Proxy Statement.  Second, as we are currently in the process of selecting a proxy solicitor, we will revise the response to the question Who bears the costs of soliciting these proxies? under the heading About the 2010 Annual Meeting and Voting at the Meeting (on page 4 of the Proxy Statement) to read in substantially the form set forth below.

Securities and Exchange Commission
May 19, 2010

Who bears the costs of soliciting these proxies?
We have hired __________ to assist us in soliciting proxies. We will pay _______’s fees, which we expect to be approximately $_____, plus all expenses for such services.  In addition, our directors, officers, and employees may solicit proxies by telephone, e-mail, and in person, without additional compensation.  Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for distributing proxy materials to stockholders.  All costs and expenses of any solicitation, including the cost of preparing this proxy statement and posting it on the Internet and mailing the Notice of Internet Availability of Proxy Materials, will be borne by Generex.

Preliminary Proxy Statement filed May 4, 2010

1.
Please refer to Proposal 2, in which you seek to approve an amendment to your Restated Certificate of Incorporation to effect a reverse stock split of your common stock.  Please expand your discussion of Proposal 2 to disclose your current capitalization.

Response:  We have revised Proposal 2 under the heading What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex? in response to this comment and will disclose the Company’s capitalization as of the record date, June 3, 2010.

2.	Please expand your discussion of Proposal 2 to disclose the effect of a 1-for-3 and 1-for-10 reverse stock split on your capitalization, should Proposal 2 be approved by shareholder.

Response:  We have revised Proposal 2 under the heading What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex? in response to this comment and will disclose the effect of a 1-for-3 and 1-for-10 reverse stock split on the Company’s capitalization (based on the Company’s capitalization as of the record date, June 3, 2010).

3.
Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to the Restated Certificate of Incorporation to effect a reverse stock split of your outstanding shares of common stock.

Response:  At the present time, the Company has no plans to issue any of the authorized but unissued shares of common stock that would become available as a result of the approval of the amendment to the Restated Certificate of Incorporation to effect the Reverse Stock Split of the Company’s outstanding shares of common stock.  We have revised Proposal 2 under the heading What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex? to reflect this fact in response to this comment.

Securities and Exchange Commission
May 19, 2010

Additionally, as requested in the comment letter, the Company acknowledges:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

Attachments
(Proposal 2 (Ex. 1), Marked Proposal 2 (Ex. 2) and Reformatted Proxy Card (Ex. 3))

cc:          Rose C. Perri, Chief Financial Officer
Gary Miller, Esq.

APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION
TO EFFECT A REVERSE STOCK SPLIT AND
TO MAINTAIN THE AUTHORIZED SHARES OF COMMON STOCK AT 750,000,000
(Item 2 on the Proxy Card)

What am I voting on?

You are voting on a proposal to approve an amendment to our Restated Certificate of Incorporation (i) to effect a reverse stock split of our common stock at an exchange ratio of not less than 1-for-3 and not more than 1-for 10 at any time prior to July 27, 2011 (the ratio and timing of which will be subject to the discretion of the Board of Directors) (the “Reverse Stock Split”), and (ii) following the Reverse Stock Split, to maintain the current authorized number of shares of our common stock at 750,000,000 (collectively, the “Amendment”), without further approval of the stockholders, upon a determination by the Board of Directors that such Amendment is in the best interests of Generex and its stockholders.

The Board of Directors has unanimously authorized the proposed Amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split and to maintain the authorized shares of common stock at 750 million.  The form of the proposed Amendment is attached to this proxy statement as Appendix A and is incorporated herein by reference.

Why is the Reverse Stock Split necessary?

The Board of Director’s primary objective in proposing the Reverse Stock Split is to raise the per share trading price of our common stock. The Board of Directors believes that by increasing the market price per share of our common stock, we may regain and maintain compliance with the NASDAQ listing requirements.

On July 23, 2008, we received notice from The NASDAQ Stock Market that we were not compliance with Marketplace Rule 4310(c)(4) (now known as Listing Rule 5550(a)(2)), which requires us to have a minimum bid price per share of at least $1.00 for thirty (30) consecutive business days.  In accordance with this Rule, we had 180 calendar days, or until January 20, 2009, subject to extension, to regain compliance with this Rule.  Our initial compliance period of 180 calendar days ending on January 20, 2009 was subsequently extended until November 9, 2009 due to NASDAQ’s temporary suspension of the minimum bid price requirement from October 16, 2008 until August 3, 2009.

On November 9, 2009, we received a second letter from NASDAQ indicating that we had not regained compliance with the $1.00 minimum bid price required for continued listing under Listing Rule 5550(a)(2) within the grace period previously allowed by NASDAQ following the initial notice of noncompliance on July 23, 2008.  Pursuant to Listing Rule 5810(c)(3)(A), NASDAQ gave us an additional 180 calendar day compliance period because we met all other initial inclusion criteria (other than the minimum bid price requirement) as of January 6, 2009.  We had 180 calendar days, or until May 5, 2010, to regain compliance with the rule.  NASDAQ noted that if we failed to regain compliance with this rule during the grace period, our common stock would be subject to immediate delisting.  To regain compliance with the minimum bid price requirement, the closing bid price of our common stock had to close at $1.00 per share or more for a minimum of ten consecutive business days.

On May 5, 2010, our stock closed at $0.3999.  On May 6, 2010, we received a delisting determination letter from the staff of The Nasdaq Stock Market due to our failure to regain compliance with The Nasdaq Capital Market's minimum bid price requirement for continued listing.  We are appealing the Nasdaq Staff's determination.  The hearing has been scheduled for June 10, 2010.  The appeal to the Hearings Panel will stay the suspension of our securities and the filing of a Form 25-NSE with the SEC.  The filing of a Form 25-NSE would remove our from listing and registration on The Nasdaq Stock Market.

The delisting determination letter states that historically, the Hearings Panel has generally viewed a reverse stock split in 30 to 60 days as the only definitive plan acceptable to resolve a bid price deficiency, but that the Hearings Panel could allow up to 180 calendar days from the date of the Staff determination to accomplish a split if the Hearings Panel deems it appropriate.  The Board of Directors approved the Reverse Stock Split proposal in part as a potential means of increasing the share price of our common stock in anticipation of our receipt of a delisting notice from NASDAQ.

There can be no assurance that the Hearing Panel will grant our request for continued listing.  If we are not successful in such an appeal, our stock would be delisted from the NASDAQ Capital Market and likely trade on NASDAQ’s over-the-counter bulletin board, assuming we meet the requisite criteria.

The Reverse Stock Split is intended to raise the bid price of the common stock to satisfy the $1.00 minimum bid price requirement.  However, there can be no assurance that the Reverse Stock Split, if implemented, will have the desired effect of sufficiently raising the common stock price.

What will happen if Generex’s common stock is delisted from NASDAQ?

If our common stock is delisted, the stock would then be eligible for quotation on the Over-The-Counter (OTC) Bulletin Board maintained by NASDAQ, on another over-the-counter quotation system or on the “pink sheets.”

If our common stock is delisted from NASDAQ and our public float falls below $75 million, we may become ineligible to use the SEC Form S-3 to register additional shares of common stock for issuance by us in certain circumstances and to register additional shares of common stock for resale by others.  This will make it more difficult and more expensive for us to register any additional securities, which may adversely affect our ability to raise additional funds.

In addition, if our common stock is delisted from NASDAQ, the liquidity and marketability of shares of our common stock would decrease. As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock. If our common stock were to be delisted and the trading price of the common stock were to continue to be less than $1.00 per share, trading in our common stock would also be subject to certain rules under the 1934 Act which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” involving persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in our common stock, which might further affect the liquidity of our common stock. For these reasons, we believe that current and prospective investors will view an investment in our common stock more favorably if the shares remain listed on The NASDAQ Capital Market than if our common stock trades on the OTC Bulletin Board or similar trading systems.

Why is the Board requesting discretion to determine the reverse split ratio and to effect  the Reverse Stock Split?

The Board of Directors believes that the availability of a range of reverse split ratios will provide the Board with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for Generex and its stockholders.  In determining which reverse stock split ratio to implement, if any, following the receipt of stockholder approval, the Board of Directors may consider, among other things, factors such as:

•	the historical trading price and trading volume of the common stock;
•	the then prevailing trading price and trading volume of the common stock and the anticipated impact of the Reverse Stock Split on the trading market for the common stock;
•	which reverse split ratio would result in the greatest overall reduction in Generex’s administrative costs; and
•	prevailing general market and economic conditions.

To effect the Reverse Stock Split, the Board would set the timing for such a split and select the specific ratio from the range of ratios described in this proxy statement. No further action on the part of stockholders will be required to either implement or abandon the Reverse Stock Split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the Reverse Stock Split, additional details regarding the Reverse Stock Split, including the specific ratio the Board selects.

Although the Board of Directors requests stockholder approval of the proposed amendment to the Restated Certificate of Incorporation, the Board reserves the authority to decide, in its discretion, to abandon or delay the Reverse Stock Split after such vote.  For example, the Board may decide in its discretion to abandon or delay the Reverse Stock Split if Generex were to gain compliance with the NASDAQ Capital Market continued listing requirements at the time of the annual meeting or soon thereafter.  If the Board fails to effect the Reverse Stock Split within twelve months after the annual meeting, stockholder approval again would be required prior to implementing any subsequent reverse stock split.

What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex?

The number of shares of common stock held by each stockholder will be reduced as a result of the Reverse Stock Split.  For example, if the Board of Directors selects a reverse split ratio of 1-to-5, a stockholder holding 5,000 shares of common stock before the Reverse Stock Split would hold 1,000 shares of common stock immediately after the Reverse Stock Split.  Any outstanding options or warrants would also be adjusted by the same reverse split ratio.  We will not issue fractional shares of common stock.  Where a stockholder would have been entitled to a fractional share, we will round up fractional shares to the nearest whole share. Each stockholder's proportionate ownership of outstanding shares of common stock would remain the same, except for minor differences resulting from the rounding up of fractional shares.  A reverse stock split may leave certain stockholders with one or more "odd lots," which are stock holdings in amounts of fewer than 100 shares of common stock.  These odd lots may be more difficult to sell than shares of common stock in even multiples of 100.  Stockholders selling odd lots created by the Reverse Stock Split may incur increased brokerage commissions in selling such shares.

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Except for de minimis adjustments that may result from the treatment of fractional shares as described above, the Reverse Stock Split will not have any dilutive effect on our stockholders since each stockholder would hold the same percentage of our common stock outstanding immediately following the Reverse Stock Split as such stockholder held immediately prior to the Reverse Stock Split. The relative voting and other rights that accompany the shares of common stock would not be affected by the Reverse Stock Split.

Although the Reverse Stock Split will not have any dilutive effect on our stockholders, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease because the Amendment maintains the current authorized number of shares of common stock at 750 million.

The following table shows the number of shares that would be (a) issued and outstanding, (b) authorized and reserved for issuance upon the exercise of outstanding capital stock options and warrants (assuming vesting of all nonvested shares underlying such options and warrants), and (c) authorized and unreserved for issuance, in each case upon the implementation of the Reverse Stock Split at a ratio of 1-for-3 and a ratio of 1-for-10 based on our capitalization as of the record date of June 3, 2010.

As of June 3, 2010	Shares Issued and Outstanding		Shares Authorized and Reserved for Issuance(1)		Shares Authorized and Unreserved		Total Authorized
Pre-Split	[	]	[	]	[	]	750,000,000
If 1-for -3 stock split enacted	[	]	[	]	[	]	750,000,000
If 1-for -10 stock split enacted	[	]	[	]	[	]	750,000,000

(1)	Shares which are authorized and reserved for issuance upon the exercise of outstanding options and warrants, assuming the vesting of all nonvested shares underlying such options and warrants.

The additional authorized but unissued shares of common stock that would become available if the Reverse Stock Split is effected may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, effecting stock dividends, and establishing strategic relationships with other companies and expanding Generex’s business or product lines through the acquisition of other businesses or products. In order to support our projected need and timetable for additional equity capital and to provide flexibility to raise the capital necessary to finance ongoing operations, the Board of Directors believes the number of shares of common stock we are authorized to issue should be maintained at 750 million.

At the present time, we do not currently have any plans to issue any of the authorized but unissued shares of common stock that would become available for issuance if the Reverse Stock Split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board of Directors.  Even if the Reverse Stock Split is effected, we will be required to obtain stockholder approval prior to the issuance of authorized stock, in certain circumstances, including if (1) the issuance would result in a change of control of Generex, (2) shares are issued to purchase the stock or assets of another company if a director, officer or substantial stockholder of Generex had a 5% or greater interest (or such persons had collectively a 10% or greater interest) in the company or assets to be acquired, or in consideration to be paid in the transaction, and certain other conditions applied, (3) greater than 20% of Generex’s common stock or voting power outstanding prior to the issuance of shares is issued, and (4) if shares are issued pursuant to a new or amended employee option plan.

What are the anticipated effects of the Reverse Stock Split on the market for our common stock?

The Board of Directors believes that an increased stock price could enhance the appeal of our common stock to the financial community, including institutional investors, and the general investing public.  Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  Some of these policies and practices pertain to the payment of brokers' commissions and to time-consuming procedures that make the handling of lower-priced stocks unattractive to brokers from an economic standpoint.  We believe that the anticipated higher market price resulting from a reverse stock split would better enable institutional investors and brokerage firms with such policies and practices to invest in our common stock.  There can be no assurance that this will be the case, however.

3

What are the anticipated effects of the Amendment on our authorized and outstanding shares?

If and when the Board of Directors elects to effect the Reverse Stock Split, the authorized number of shares of our common stock will remain at 750 million. Accordingly, there will be no reduction in the number of authorized shares of our common stock in proportion to the Reverse Stock Split ratio. As a result, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease, and the additional authorized shares of common stock will be available for issuance at such times and for such purposes as the Board of Directors may deem advisable without further action by our stockholders, except as required by applicable laws and regulations. Because our common stock is traded on The NASDAQ Capital Market, stockholder approval must be obtained, under applicable NASDAQ rules, prior to the issuance of shares for certain purposes, including the issuance of shares of Generex’s common stock equal to or greater than 20% of the then outstanding shares of common stock in connection with a private refinancing or an acquisition or merger, unless an exemption is available from such approval. Such an exemption would be available if the Board authorized the filing of an application with NASDAQ to waive the shareholder vote requirement if it believed the delay associated with securing such vote would seriously jeopardize our financial viability and NASDAQ granted us such an exemption.

The additional shares of our common stock to be authorized will be a part of the existing class of common stock and, if and when issued, would have the same rights and privileges as the shares of our common stock presently issued and outstanding.

What are the anticipated effects of the Reverse Stock Split on our stock plans?

The Reverse Stock Split, when implemented, will affect outstanding stock awards and options to purchase our common stock.  Each of Generex’s 2000 Stock Option Plan, 2001 Stock Option Plan, as amended, and 2006 Stock Plan, as amended (collectively, the "Plans"), includes provisions for appropriate adjustments to the number of shares of common stock covered by each such plan and to stock options and other grants of stock-based awards under the Plan, as well as the per share exercise price. If stockholders approve the Reverse Stock Split and the Board of Directors selects a reverse split ratio of 1-to-5, an outstanding stock option to purchase five shares of common stock would thereafter evidence the right to purchase one share of common stock consistent with the reverse stock split ratio, and the exercise price per share would be a corresponding multiple of the previous exercise price.  For example, a pre-split option for 500 shares of common stock with an exercise price of $0.50 per share would be converted post-split into an option to purchase 100 shares of common stock with an exercise price of $2.50 per share.  Further, the number of shares of common stock reserved for issuance under the plans will be reduced by the same ratio.

Will the Reverse Stock Split have any effect on Generex?

We expect our business and operations to continue as they are currently being conducted and the Reverse Stock Split is not anticipated to have any effect upon the conduct of our business.  We expect to incur expenses of approximately $50,000 to effect the Reverse Stock Split.

What effect will the Reverse Stock Split on Generex’s registration under the Exchange Act?

Our common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and we are subject to the periodic reporting and other requirements of the Exchange Act.  As of May 3, 2010, we had 669 holders of record of our common stock (although we have significantly more beneficial holders). We do not expect the Reverse Stock Split and the rounding up of fractional shares to result in a significant reduction in the number of record holders.  We do presently does not intend to seek any change in our status as a reporting company for federal securities law purposes, either before or after the Reverse Stock Split.

If the Reverse Stock Split is implemented, we currently expect that the common stock will continue to be traded on the NASDAQ Capital Market under the symbol "GNBT", provided that we meet the continued listing requirements (although NASDAQ would likely add the letter "D" to the end of the trading symbol for a period of 20 trading days to indicate that the Reverse Stock Split has occurred).

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Will the Reverse Stock Split have any potential anti-takeover or dilutive effect?

The purpose of maintaining our authorized common stock at 750 million after the Reverse Stock Split is to facilitate our ability to raise additional capital to support our operations, not to establish any barriers to a change of control or acquisition of the company. The common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, public or private refinancings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by the Board of Directors, consistent with and subject to its fiduciary duties, to deter future attempts to gain control of us or make such actions more expensive and less desirable. The Amendment would give our Board of Directors authority to issue additional shares from time to time without delay or further action by the shareholders except as may be required by applicable law or the NASDAQ rules. The Amendment is not being recommended in response to any specific effort of which we are aware to obtain control of Generex, nor does the Board of Directors have any present intent to use the authorized but unissued common stock to impede a takeover attempt.

In addition, the issuance of additional shares of common stock for any of the corporate purposes listed above could have a dilutive effect on earnings per share and the book or market value of our outstanding common stock, depending on the circumstances, and would likely dilute a shareholder’s percentage voting power in the company. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our Board of Directors intends to take these factors into account before authorizing any new issuance of shares.

Are their risk associated with the Reverse Stock Split?

Yes, there are certain risks associated with the Reverse Stock Split, including without limitation those described below.

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Generex common stock at the then market price) after the implementation of the Reverse Stock Split  will be equal to or greater than the total market capitalization before the Reverse Stock Split or that the per share market price of our common stock following the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split.

There can be no assurance that the market price per share of our common stock after the Reverse Stock Split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the Reverse Stock Split. For example, based on the closing price of our common stock on May 3, 2010 of $0.44 per share, if the Board were to implement the Reverse Stock Split and utilize a ratio of 1-for-5, we cannot assure you that the post-split market price of our common stock would be $2.20 (that is, $0.44 × 5) per share or greater. In many cases, the market price of a company’s shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after the Reverse Stock Split when and if implemented may be lower than the total market capitalization before the Reverse Stock Split. Moreover, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split.

The Reverse Stock Split  may not increase our stock price over the long-term, which may prevent us from qualifying for listing with NASDAQ.

While we expect that the Reverse Stock Split, together with other actions required to meet applicable listing standards, will enable our shares to qualify for listing with NASDAQ and that we will be able to continue to meet on-going quantitative and qualitative listing requirements, we cannot be sure that this will be the case. Negative financial results, adverse clinical trials developments, or market conditions could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain applicable NASDAQ listing requirements. Furthermore, in addition to its enumerated listing and maintenance standards, NASDAQ has broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to our shares.

5

If the Reverse Stock Split  is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after the Reverse Stock Split is implemented may result in a greater percentage decline than would occur in the absence of the Reverse Stock Split, and the liquidity of our common stock could be adversely affected following the Reverse Stock Split.

If the Reverse Stock Split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

How will the Reverse Stock Split be effected?

If approved by shareholders at the annual meeting and our Board of Directors concludes that it is in the best interests of Generex and its stockholders to effect the Reverse Stock Split, the Amendment will be filed with the Delaware Secretary of State. The actual timing of the filing of the Amendment with the Delaware Secretary of State to effect the Reverse Split will be determined by the Board of Directors but will be no later than twelve months following the approval of this Item 2. Also, if for any reason the Board of Directors deems it advisable to do so, the Reverse Split may be abandoned at any time prior to the filing of the Amendment, without further action by our shareholders. The Reverse Split will be effective as of the date of filing with the Delaware Secretary of State (the “Effective Time”). We will issue a press release and file a Form 8-K pre-announcing the filing of the Amendment prior to its effective filing date.

Upon the filing of the Amendment, without further action on the part of us or the stockholders, the outstanding shares of common stock held by stockholders of record as of the Effective Time would be converted into a lesser number of shares of common stock based on a reverse split ratio of one-for-three to one-for-ten. For example, if you presently hold 1,000 shares of our common stock, you would hold between 334 and 100 shares of our common stock following the Reverse Stock Split.

Will Generex issue fractional shares in connection with the Reverse Stock Split?

The Board of Directors does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, we do not expect to issue certificates representing fractional shares. Stockholders of record who would otherwise hold a fractional share because the number of shares of common stock they hold before the Reverse stock Split is not evenly divisible by the split ratio will be entitled to have their fractional share rounded up to the next whole number.

How do I exchange my pre-reverse stock split certificates for new post-reverse stock split certificates?

If we implement the Reverse Stock Split, our transfer agent will act as our exchange agent for purposes of implementing the exchange of stock certificates.

On or after the Effective Time, the exchange agent will mail a letter of transmittal to each stockholder.  Each stockholder will be able to obtain a certificate evidencing his, her or its post-Reverse Stock Split shares only by sending the exchange agent the stockholder’s old stock certificate(s), together with the properly executed and completed letter of transmittal and such evidence of ownership of the shares as we may require.  Stockholders will not receive certificates for post-Reverse Stock Split shares unless and until they surrender their old certificates.  You should not forward your certificates to the exchange agent until you receive the letter of transmittal, and you should only send in your certificates with the letter of transmittal. If you elect to receive a new stock certificate in the letter of transmittal, the exchange agent will send you a new stock certificate after receipt of your properly completed letter of transmittal and old stock certificate(s).  If you surrender your old stock certificate(s) but do not elect to receive a new stock certificate in the letter of transmittal, you will hold that your shares electronically in book-entry form with our transfer agent as described below. You will not have to pay any service charges in connection with the exchange of your certificates.

6

Certain of our registered holders of common stock hold some or all of their shares electronically in book-entry form with our transfer agent. These shareholders do not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.  If you hold all of your shares of common stock electronically in book-entry form with our transfer agent, you do not need to take any action as your holdings will be electronically adjusted by our transfer agent to give effect to the Reverse Stock Split.

Upon the Reverse Stock Split, we intend to treat shares of common stock held by stockholders in "street name," that is, through a bank, broker or other nominee, in the same manner as stockholders whose shares of common stock are registered in their names.  Banks, brokers or other nominees will be asked to effect the Reverse Stock Split for their beneficial holders holding the common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  If you hold shares of common stock with a bank, broker or other nominee and have any questions in this regard, you are encouraged to contact your bank, broker or other nominee directly.

You should not send your certificates now.  You should send them only after you receive the letter of transmittal from our exchange agent.

What are the accounting consequences of the Reverse Stock Split?

The par value per share of our common stock will remain unchanged at $0.001 per share after the Reverse Stock Split.  As a result, as of the Effective Date, the stated capital on Generex’s consolidated balance sheet attributable to Generex common stock will be reduced and the additional paid-in-capital account will be increased by the amount by which the stated capital is reduced.  Per share net income or loss will be increased because there will be fewer shares of common stock outstanding.  We do not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of the Reverse Stock Split.

What are the federal income tax consequences of the Reverse Stock Split?

The following is a summary of certain U.S. federal income tax consequences relating to the Reverse Stock Split as of the date hereof. This summary addresses only U.S. holders who hold their shares of Common Stock as a capital asset for U.S. federal income tax purposes (i.e., generally, property held for investment).

For purposes of this summary, a “U.S. holder” means a beneficial owner of common stock who is any of the following for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, and may adversely affect the U.S. federal income tax consequences described herein. This summary does not discuss all of the tax consequences that may be relevant to particular stockholders or to stockholders subject to special treatment under U.S. federal income tax laws (such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers, tax-exempt entities, partnerships, and stockholders who hold common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction).

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax, state, local, foreign or other tax consequences of the Reverse Stock Split.

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You should consult your own tax adviser concerning the particular U.S. federal tax consequences of the Reverse Stock Split, as well as any consequences arising under the laws of any other taxing authority, such as any state, local or foreign income tax consequences to which you may be subject.

To ensure compliance with Treasury Department Circular 230, each holder of common stock is hereby notified that: (a) any discussion of U.S. federal tax issues in this proxy statement is not intended or written to be used, and cannot be used, by such holder for the purpose of avoiding penalties that may be imposed on such holder under the Code; (b) any such discussion has been included by Generex in furtherance of the Reverse Stock Split on the terms described herein; and (c) each such holder should seek advice based on its particular circumstances from an independent tax advisor.

Generally, the Reverse Stock Split will not result in the recognition of gain or loss by a U.S. holder for U.S. federal income tax purposes. The aggregate adjusted basis of the post-Reverse Stock Split shares will be the same as the aggregate adjusted basis of the pre-Reverse Stock Split shares. The holding period of the post-Reverse Stock Split shares will include a U.S. holder’s holding periods for the pre-Reverse Stock Split shares.

The Federal income tax consequence of the receipt of an additional share of common stock in lieu of a fractional interest is not clear.  If the receipt of a portion of an additional share of common stock is taxed as a dividend, however, any tax liability association with such receipt is not expected to be material.

Generex will not recognize any gain or loss as a result of the Reverse Stock Split.

Am I entitled to dissenters’ or appraisal rights in connection with the proposed Amendment?

The holders of shares of common stock will have no dissenters' rights of appraisal under Delaware law, our Restated Certificate of Incorporation or our Amended and Restated Bylaws with respect to the Amendment to accomplish the Reverse Stock Split.

How many votes are needed for this proposal and how are the votes counted?

The affirmative vote of a majority of the shares of common stock entitled to vote thereon is required to approve the Amendment to our Company's Restated Certificate of Incorporation to accomplish the Reverse Stock Split and to maintain the authorized shares of common stock at 750 million thereafter.  The effect of an abstention or broker non-vote is the same as that of a vote against the proposal.

How does the Board of Directors recommend that I vote?

We recommend that you vote FOR the approval of the amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split of the common stock and, following the Reverse Stock Split, to maintain the authorized shares of common stock at 750,000,000 thereafter.

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APPROVAL OF AN AMENDMENT TO THE COMPANY’S RESTATED CERTIFICATE OF INCORPORATION
TO EFFECT A REVERSE STOCK SPLIT AND
TO MAINTAIN THE AUTHORIZED SHARES OF COMMON STOCK AT 750,000,000
(Item 2 on the Proxy Card)

What am I voting on?

You are voting on a proposal to approve an amendment to our Restated Certificate of Incorporation (i) to effect a reverse stock split of our common stock at an exchange ratio of not less than 1-for-3 and not more than 1-for 10 at any time prior to July 27, 2011 (the ratio and timing of which will be subject to the discretion of the Board of Directors) (the “Reverse Stock Split”), and (ii) following the Reverse Stock Split, to maintain the current authorized number of shares of our common stock at 750,000,000 (collectively, the “Amendment”), without further approval of the stockholders, upon a determination by the Board of Directors that such Amendment is in the best interests of Generex and its stockholders.

The Board of Directors has unanimously authorized the proposed Amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split and to maintain the authorized shares of common stock at 750 million.  The form of the proposed Amendment is attached to this proxy statement as Appendix A and is incorporated herein by reference.

Why is the Reverse Stock Split necessary?

The Board of Director’s primary objective in proposing the Reverse Stock Split is to raise the per share trading price of our common stock. The Board of Directors believes that by increasing the market price per share of our common stock, we may ~~meet~~regain and maintain compliance with the NASDAQ listing requirements.

On July 23, 2008, we received notice from The NASDAQ Stock Market that we were not compliance with Marketplace Rule 4310(c)(4) (now known as Listing Rule 5550(a)(2)), which requires us to have a minimum bid price per share of at least $1.00 for thirty (30) consecutive business days.  In accordance with this Rule, we had 180 calendar days, or until January 20, 2009, subject to extension, to regain compliance with this Rule.  Our initial compliance period of 180 calendar days ending on January 20, 2009 was subsequently extended until November 9, 2009 due to NASDAQ’s temporary suspension of the minimum bid price requirement from October 16, 2008 until August 3, 2009.

On November 9, 2009, we received a second letter from NASDAQ indicating that we had not regained compliance with the $1.00 minimum bid price required for continued listing under Listing Rule 5550(a)(2) within the grace period previously allowed by NASDAQ following the initial notice of noncompliance on July 23, 2008.  Pursuant to Listing Rule 5810(c)(3)(A), NASDAQ gave us an additional 180 calendar day compliance period because we met all other initial inclusion criteria (other than the minimum bid price requirement) as of January 6, 2009.  We ~~have~~had 180 calendar days, or until May 5, 2010, to regain compliance with the rule.  NASDAQ noted that if we failed to regain compliance with this rule during the grace period, our common stock would be subject to immediate delisting.  To regain compliance with the minimum bid price requirement, the closing bid price of our common stock had to close at $1.00 per share or more for a minimum of ten consecutive business days.

On May 5, 2010, our stock closed at $0.3999.  On May 6, 2010, we received a delisting determination letter from the staff of The Nasdaq Stock Market due to our failure to regain compliance with The Nasdaq Capital Market's minimum bid price requirement for continued listing.  We are appealing the Nasdaq Staff's determination.  The hearing has been scheduled for June 10, 2010.  The appeal to the Hearings Panel will stay the suspension of our securities and the filing of a Form 25-NSE with the SEC.  The filing of a Form 25-NSE would remove our from listing and registration on The Nasdaq Stock Market.

~~To regain compliance with the minimum bid price continued listing requirement~~The delisting determination letter states that historically, the ~~bid price of our common stock must close at $1.00 per share or more for~~ Hearings Panel has generally viewed a ~~minimum of ten consecutive business days.  The staff at NASDAQ may, in its discretion, require our common~~reverse stock split in 30 to ~~maintain~~60 days as the only definitive plan acceptable to resolve a bid price ~~of at least $1.00 per share for a period in excess of ten consecutive business days before determining~~deficiency, but that ~~we have demonstrated an ability to maintain long-term compliance.  As of May 3, 2010, we have been unable to regain compliance with~~ the ~~minimum bid price requirement.  On that~~Hearings Panel could allow up to 180 calendar days from the date~~, our common stock closed at $0.44 per share~~ of the Staff determination to accomplish a split if the Hearings Panel deems it appropriate.  The Board of Directors approved the ~~reverse stock split~~Reverse Stock Split proposal in part as a potential means of increasing the share price of our common stock in anticipation of our receipt of a delisting notice from NASDAQ ~~in early May 2010~~.

~~If we receive a delisting determination from NASDAQ, we plan to appeal the staff's determination to a Listing Qualifications Panel. Pending the decision of the Listing Qualification Panel, our common stock will continue to trade on the NASDAQ Capital Market.~~
There can be no assurance that the Hearing Panel will grant our request for continued listing.  If we are not successful in such an appeal, our stock would be delisted from the NASDAQ Capital Market and likely trade on NASDAQ’s over-the-counter bulletin board, assuming we meet the requisite criteria.
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The Reverse Stock Split is intended to raise the bid price of the common stock to satisfy the $1.00 minimum bid price requirement.  However, there can be no assurance that the Reverse Stock Split, if implemented, will have the desired effect of sufficiently raising the common stock price.

What will happen if Generex’s common stock is delisted from NASDAQ?

If our common stock is delisted, the stock would then be eligible for quotation on the Over-The-Counter (OTC) Bulletin Board maintained by NASDAQ, on another over-the-counter quotation system or on the “pink sheets.”

If our common stock is delisted from NASDAQ and our public float falls below $75 million, we may become ineligible to use the SEC Form S-3 to register additional shares of common stock for issuance by us in certain circumstances and to register additional shares of common stock for resale by others.  This will make it more difficult and more expensive for us to register any additional securities, which may adversely affect our ability to raise additional funds.

In addition, if our common stock is delisted from NASDAQ, the liquidity and marketability of shares of our common stock would decrease. As a result, an investor might find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock. If our common stock were to be delisted and the trading price of the common stock were to continue to be less than $1.00 per share, trading in our common stock would also be subject to certain rules under the 1934 Act which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock” involving persons other than established customers and accredited investors. The additional burdens imposed upon broker-dealers might discourage broker-dealers from effecting transactions in our common stock, which might further affect the liquidity of our common stock. For these reasons, we believe that current and prospective investors will view an investment in our common stock more favorably if the shares remain listed on The NASDAQ Capital Market than if our common stock trades on the OTC Bulletin Board or similar trading systems.

Why is the Board requesting discretion to determine the reverse split ratio and to effect  the Reverse Stock Split?

The Board of Directors believes that the availability of a range of reverse split ratios will provide the Board with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for Generex and its stockholders.  In determining which reverse stock split ratio to implement, if any, following the receipt of stockholder approval, the Board of Directors may consider, among other things, factors such as:

•	the historical trading price and trading volume of the common stock;
•	the then prevailing trading price and trading volume of the common stock and the anticipated impact of the Reverse Stock Split on the trading market for the common stock;
•	which reverse split ratio would result in the greatest overall reduction in Generex’s administrative costs; and
•	prevailing general market and economic conditions.

To effect the Reverse Stock Split, the Board would set the timing for such a split and select the specific ratio from the range of ratios described in this proxy statement. No further action on the part of stockholders will be required to either implement or abandon the ~~reverse stock split~~Reverse Stock Split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the ~~reverse split~~Reverse Stock Split, additional details regarding the ~~reverse split~~Reverse Stock Split, including the specific ratio the Board selects.

Although the Board of Directors requests stockholder approval of the proposed amendment to the Restated Certificate of Incorporation, the Board reserves the authority to decide, in its discretion, to abandon or delay the Reverse Stock Split after such vote.  For example, the Board may decide in its discretion to abandon or delay the Reverse Stock Split if Generex were to gain compliance with the NASDAQ Capital Market continued listing requirements at the time of the annual meeting or soon thereafter.  If the Board fails to effect the Reverse Stock Split within twelve months after the annual meeting, stockholder approval again would be required prior to implementing any subsequent reverse stock split.

What are the anticipated effects of the Reverse Stock Split on existing stockholders of Generex?

The number of shares of common stock held by each stockholder will be reduced as a result of the ~~reverse stock split~~Reverse Stock Split.  For example, if the Board of Directors selects a reverse split ratio of 1-to-5, a stockholder holding 5,000 shares of common stock before the Reverse Stock Split would hold 1,000 shares of common stock immediately after the Reverse Stock Split.  Any outstanding options or warrants would also be adjusted by the same reverse split ratio.  We will not issue fractional shares of common stock.  Where a stockholder would have been entitled to a fractional share, we will round up fractional shares to the nearest whole share. Each stockholder's proportionate ownership of outstanding shares of common stock would remain the same, except for minor differences resulting from the rounding up of fractional shares.  A reverse stock split may leave certain stockholders with one or more "odd lots," which are stock holdings in amounts of fewer than 100 shares of common stock.  These odd lots may be more difficult to sell than shares of common stock in even multiples of 100.  Stockholders selling odd lots created by the ~~reverse stock split~~Reverse Stock Split may incur increased brokerage commissions in selling such shares.

Except for de minimis adjustments that may result from the treatment of fractional shares as described above, the Reverse Stock Split will not have any dilutive effect on our stockholders since each stockholder would hold the same percentage of our common stock outstanding immediately following the Reverse Stock Split as such stockholder held immediately prior to the Reverse Stock Split. The relative voting and other rights that accompany the shares of common stock would not be affected by the Reverse Stock Split.

Although the Reverse Stock Split will not have any dilutive effect on our stockholders, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease because the Amendment maintains the current authorized number of shares of common stock at 750 million.

The following table shows the number of shares that would be (a) issued and outstanding, (b) authorized and reserved for issuance upon the exercise of outstanding capital stock options and warrants (assuming vesting of all nonvested shares underlying such options and warrants), and (c) authorized and unreserved for issuance, in each case upon the implementation of the Reverse Stock Split at a ratio of 1-for-3 and a ratio of 1-for-10 based on our capitalization as of the record date of June 3, 2010.

As of June 3, 2010	Shares Issued and Outstanding		Shares Authorized and Reserved for Issuance(1)		Shares Authorized and Unreserved		Total Authorized
Pre-Split	[	]	[	]	[	]	750,000,000
If 1-for -3 stock split enacted	[	]	[	]	[	]	750,000,000
If 1-for -10 stock split enacted	[	]	[	]	[	]	750,000,000

(1)	Shares which are authorized and reserved for issuance upon the exercise of outstanding options and warrants, assuming the vesting of all nonvested shares underlying such options and warrants.

~~Although the Reverse Stock Split will not have any dilutive effect on our stockholders, the proportion of shares owned by our stockholders relative to the number of shares~~ The additional authorized ~~for issuance will decrease because the Amendment maintains the current authorized number of~~but unissued shares of common stock ~~at 750 million.  The additional shares~~that would become available if the Reverse Stock Split is effected may be used for various purposes, including, without limitation, raising capital, providing equity incentives to employees, officers or directors, effecting stock dividends, and establishing strategic relationships with other companies and expanding Generex’s business or product lines through the acquisition of other businesses or products. In order to support our projected need and timetable for additional equity capital and to provide flexibility to raise the capital necessary to finance ongoing operations, the Board of Directors believes the number of shares of common stock we are authorized to issue should be maintained at 750 million.

At the present time, we do not currently have any plans to issue any of the authorized but unissued shares of common stock that would become available for issuance if the Reverse Stock Split of our outstanding shares of common stock is approved by our stockholders and subsequently effected by the Board of Directors.  Even if ~~this proposal~~the Reverse Stock Split is ~~adopted~~effected, we will be required to obtain stockholder approval prior to the issuance of authorized stock, in certain circumstances, including if (1) the issuance would result in a change of control of Generex, (2) shares are issued to purchase the stock or assets of another company if a director, officer or substantial stockholder of Generex had a 5% or greater interest (or such persons had collectively a 10% or greater interest) in the company or assets to be acquired, or in consideration to be paid in the transaction, and certain other conditions applied, (3) greater than 20% of Generex’s common stock or voting power outstanding prior to the issuance of shares is issued, and (4) if shares are issued pursuant to a new or amended employee option plan.

What are the anticipated effects of the Reverse Stock Split on the market for our common stock?

The Board of Directors believes that an increased stock price could enhance the appeal of our common stock to the financial community, including institutional investors, and the general investing public.  Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.  Some of these policies and practices pertain to the payment of brokers' commissions and to time-consuming procedures that make the handling of lower-priced stocks unattractive to brokers from an economic standpoint.  We believe that the anticipated higher market price resulting from a reverse stock split would better enable institutional investors and brokerage firms with such policies and practices to invest in our common stock.  There can be no assurance that this will be the case, however.

What are the anticipated effects of the Amendment on our authorized and outstanding shares?

If and when the Board of Directors elects to effect the Reverse Stock Split, the authorized number of shares of our common stock will remain at 750 million. Accordingly, there will be no reduction in the number of authorized shares of our common stock in proportion to the Reverse Stock Split ratio. As a result, the proportion of shares owned by our stockholders relative to the number of shares authorized for issuance will decrease, and the additional authorized shares of common stock will be available for issuance at such times and for such purposes as the Board of Directors may deem advisable without further action by our stockholders, except as required by applicable laws and regulations. Because our common stock is traded on The NASDAQ Capital Market, stockholder approval must be obtained, under applicable NASDAQ rules, prior to the issuance of shares for certain purposes, including the issuance of shares of Generex’s common stock equal to or greater than 20% of the then outstanding shares of common stock in connection with a private refinancing or an acquisition or merger, unless an exemption is available from such approval. Such an exemption would be available if the Board authorized the filing of an application with NASDAQ to waive the shareholder vote requirement if it believed the delay associated with securing such vote would seriously jeopardize our financial viability and NASDAQ granted us such an exemption.

The additional shares of our common stock to be authorized will be a part of the existing class of common stock and, if and when issued, would have the same rights and privileges as the shares of our common stock presently issued and outstanding.

What are the anticipated effects of the Reverse Stock Split on our stock plans?

The Reverse Stock Split, when implemented, will affect outstanding stock awards and options to purchase our common stock.  Each of Generex’s 2000 Stock Option Plan, 2001 Stock Option Plan, as amended, and 2006 Stock Plan, as amended (collectively, the "Plans"), includes provisions for appropriate adjustments to the number of shares of common stock covered by each such plan and to stock options and other grants of stock-based awards under the Plan, as well as the per share exercise price. If stockholders approve the Reverse Stock Split and the Board of Directors selects a reverse split ratio of 1-to-5, an outstanding stock option to purchase five shares of common stock would thereafter evidence the right to purchase one share of common stock consistent with the reverse stock split ratio, and the exercise price per share would be a corresponding multiple of the previous exercise price.  For example, a pre-split option for 500 shares of common stock with an exercise price of $0.50 per share would be converted post-split into an option to purchase 100 shares of common stock with an exercise price of $2.50 per share.  Further, the number of shares of common stock reserved for issuance under the plans will be reduced by the same ratio.

Will the Reverse Stock Split have any effect on Generex?

We expect our business and operations to continue as they are currently being conducted and the Reverse Stock Split is not anticipated to have any effect upon the conduct of our business.  We expect to incur expenses of approximately $50,000 to effect the Reverse Stock Split.

What effect will the Reverse Stock Split on Generex’s registration under the Exchange Act?

Our common stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"), and we are subject to the periodic reporting and other requirements of the Exchange Act.  As of May 3, 2010, we had 669 holders of record of our common stock (although we have significantly more beneficial holders). We do not expect the Reverse Stock Split and the rounding up of fractional shares to result in a significant reduction in the number of record holders.  We do presently does not intend to seek any change in our status as a reporting company for federal securities law purposes, either before or after the Reverse Stock Split.

If the Reverse Stock Split is implemented, we currently expect that the common stock will continue to be traded on the NASDAQ Capital Market under the symbol "GNBT", provided that we meet the continued listing requirements (although NASDAQ would likely add the letter "D" to the end of the trading symbol for a period of 20 trading days to indicate that the Reverse Stock Split has occurred).

Will the Reverse Stock Split have any potential anti-takeover or dilutive effect?

The purpose of maintaining our authorized common stock at 750 million after the Reverse Stock Split is to facilitate our ability to raise additional capital to support our operations, not to establish any barriers to a change of control or acquisition of the company. The common shares that are authorized but unissued provide our Board of Directors with flexibility to effect, among other transactions, public or private refinancings, acquisitions, stock dividends, stock splits and the granting of equity incentive awards. However, these authorized but unissued shares may also be used by the Board of Directors, consistent with and subject to its fiduciary duties, to deter future attempts to gain control of us or make such actions more expensive and less desirable. The Amendment would give our Board of Directors authority to issue additional shares from time to time without delay or further action by the shareholders except as may be required by applicable law or the NASDAQ rules. The Amendment is not being recommended in response to any specific effort of which we are aware to obtain control of Generex, nor does the Board of Directors have any present intent to use the authorized but unissued common stock to impede a takeover attempt.

In addition, the issuance of additional shares of common stock for any of the corporate purposes listed above could have a dilutive effect on earnings per share and the book or market value of our outstanding common stock, depending on the circumstances, and would likely dilute a shareholder’s percentage voting power in the company. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our Board of Directors intends to take these factors into account before authorizing any new issuance of shares.

Are their risk associated with the Reverse Stock Split?

Yes, there are certain risks associated with the Reverse Stock Split, including without limitation those described below.

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Generex common stock at the then market price) after the implementation of the Reverse Stock Split  will be equal to or greater than the total market capitalization before the Reverse Stock Split or that the per share market price of our common stock following the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split.

There can be no assurance that the market price per share of our common stock after the Reverse Stock Split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before the Reverse Stock Split. For example, based on the closing price of our common stock on May 3, 2010 of $0.44 per share, if the Board were to implement the Reverse Stock Split and utilize a ratio of 1-for-5, we cannot assure you that the post-split market price of our common stock would be $2.20 (that is, $0.44 × 5) per share or greater. In many cases, the market price of a company’s shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after the Reverse Stock Split when and if implemented may be lower than the total market capitalization before the Reverse Stock Split. Moreover, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split.

The Reverse Stock Split  may not increase our stock price over the long-term, which may prevent us from qualifying for listing with NASDAQ.

While we expect that the Reverse Stock Split, together with other actions required to meet applicable listing standards, will enable our shares to qualify for listing with NASDAQ and that we will be able to continue to meet on-going quantitative and qualitative listing requirements, we cannot be sure that this will be the case. Negative financial results, adverse clinical trials developments, or market conditions could adversely affect the market price of our common stock and jeopardize our ability to meet or maintain applicable NASDAQ listing requirements. Furthermore, in addition to its enumerated listing and maintenance standards, NASDAQ has broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to our shares.

If the Reverse Stock Split  is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after the Reverse Stock Split is implemented may result in a greater percentage decline than would occur in the absence of the Reverse Stock Split, and the liquidity of our common stock could be adversely affected following the Reverse Stock Split.

If the Reverse Stock Split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

How will the Reverse Stock Split be effected?

If approved by shareholders at the annual meeting and our Board of Directors concludes that it is in the best interests of Generex and its stockholders to effect the Reverse Stock Split, the Amendment will be filed with the Delaware Secretary of State. The actual timing of the filing of the Amendment with the Delaware Secretary of State to effect the Reverse Split will be determined by the Board of Directors but will be no later than twelve months following the approval of this Item 2. Also, if for any reason the Board of Directors deems it advisable to do so, the Reverse Split may be abandoned at any time prior to the filing of the Amendment, without further action by our shareholders. The Reverse Split will be effective as of the date of filing with the Delaware Secretary of State (the “Effective Time”). We will issue a press release and file a Form 8-K pre-announcing the filing of the Amendment prior to its effective filing date.

Upon the filing of the Amendment, without further action on the part of us or the stockholders, the outstanding shares of common stock held by stockholders of record as of the Effective Time would be converted into a lesser number of shares of common stock based on a reverse split ratio of one-for-three to one-for-ten. For example, if you presently hold 1,000 shares of our common stock, you would hold between 334 and 100 shares of our common stock following the Reverse Stock Split.

Will Generex issue fractional shares in connection with the Reverse Stock Split?

The Board of Directors does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, we do not expect to issue certificates representing fractional shares. Stockholders of record who would otherwise hold a fractional share because the number of shares of common stock they hold before the Reverse stock Split is not evenly divisible by the split ratio will be entitled to have their fractional share rounded up to the next whole number.

How do I exchange my pre-reverse stock split certificates for new post-reverse stock split certificates?

If we implement the Reverse Stock Split, our transfer agent will act as our exchange agent for purposes of implementing the exchange of stock certificates.

On or after the Effective Time, the exchange agent will mail a letter of transmittal to each stockholder.  Each stockholder will be able to obtain a certificate evidencing his, her or its post-Reverse Stock Split shares only by sending the exchange agent the stockholder’s old stock certificate(s), together with the properly executed and completed letter of transmittal and such evidence of ownership of the shares as we may require.  Stockholders will not receive certificates for post-Reverse Stock Split shares unless and until they surrender their old certificates.  You should not forward your certificates to the exchange agent until you receive the letter of transmittal, and you should only send in your certificates with the letter of transmittal. If you elect to receive a new stock certificate in the letter of transmittal, the exchange agent will send you a new stock certificate after receipt of your properly completed letter of transmittal and old stock certificate(s).  If you surrender your old stock certificate(s) but do not elect to receive a new stock certificate in the letter of transmittal, you will hold that your shares electronically in book-entry form with our transfer agent as described below. You will not have to pay any service charges in connection with the exchange of your certificates.

Certain of our registered holders of common stock hold some or all of their shares electronically in book-entry form with our transfer agent. These shareholders do not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.  If you hold all of your shares of common stock electronically in book-entry form with our transfer agent, you do not need to take any action as your holdings will be electronically adjusted by our transfer agent to give effect to the Reverse Stock Split.

Upon the Reverse Stock Split, we intend to treat shares of common stock held by stockholders in "street name," that is, through a bank, broker or other nominee, in the same manner as stockholders whose shares of common stock are registered in their names.  Banks, brokers or other nominees will be asked to effect the Reverse Stock Split for their beneficial holders holding the common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.  If you hold shares of common stock with a bank, broker or other nominee and have any questions in this regard, you are encouraged to contact your bank, broker or other nominee directly.

You should not send your certificates now.  You should send them only after you receive the letter of transmittal from our exchange agent.

What are the accounting consequences of the Reverse Stock Split?

The par value per share of our common stock will remain unchanged at $0.001 per share after the Reverse Stock Split.  As a result, as of the Effective Date, the stated capital on Generex’s consolidated balance sheet attributable to Generex common stock will be reduced and the additional paid-in-capital account will be increased by the amount by which the stated capital is reduced.  Per share net income or loss will be increased because there will be fewer shares of common stock outstanding.  We do not anticipate that any other accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, will arise as a result of the Reverse Stock Split.

What are the federal income tax consequences of the Reverse Stock Split?

The following is a summary of certain U.S. federal income tax consequences relating to the Reverse Stock Split as of the date hereof. This summary addresses only U.S. holders who hold their shares of Common Stock as a capital asset for U.S. federal income tax purposes (i.e., generally, property held for investment).

For purposes of this summary, a “U.S. holder” means a beneficial owner of common stock who is any of the following for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, and may adversely affect the U.S. federal income tax consequences described herein. This summary does not discuss all of the tax consequences that may be relevant to particular stockholders or to stockholders subject to special treatment under U.S. federal income tax laws (such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers, tax-exempt entities, partnerships, and stockholders who hold common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction).

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax, state, local, foreign or other tax consequences of the Reverse Stock Split.

You should consult your own tax adviser concerning the particular U.S. federal tax consequences of the Reverse Stock Split, as well as any consequences arising under the laws of any other taxing authority, such as any state, local or foreign income tax consequences to which you may be subject.

To ensure compliance with Treasury Department Circular 230, each holder of common stock is hereby notified that: (a) any discussion of U.S. federal tax issues in this proxy statement is not intended or written to be used, and cannot be used, by such holder for the purpose of avoiding penalties that may be imposed on such holder under the Code; (b) any such discussion has been included by Generex in furtherance of the Reverse Stock Split on the terms described herein; and (c) each such holder should seek advice based on its particular circumstances from an independent tax advisor.

Generally, the Reverse Stock Split will not result in the recognition of gain or loss by a U.S. holder for U.S. federal income tax purposes. The aggregate adjusted basis of the post-Reverse Stock Split shares will be the same as the aggregate adjusted basis of the pre-Reverse Stock Split shares. The holding period of the post-Reverse Stock Split shares will include a U.S. holder’s holding periods for the pre-Reverse Stock Split shares.

The Federal income tax consequence of the receipt of an additional share of common stock in lieu of a fractional interest is not clear.  If the receipt of a portion of an additional share of common stock is taxed as a dividend, however, any tax liability association with such receipt is not expected to be material.

Generex will not recognize any gain or loss as a result of the Reverse Stock Split.

Am I entitled to dissenters’ or appraisal rights in connection with the proposed Amendment?

The holders of shares of common stock will have no dissenters' rights of appraisal under Delaware law, our Restated Certificate of Incorporation or our Amended and Restated Bylaws with respect to the Amendment to accomplish the Reverse Stock Split.

How many votes are needed for this proposal and how are the votes counted?

The affirmative vote of a majority of the shares of common stock entitled to vote thereon is required to approve the Amendment to our Company's Restated Certificate of Incorporation to accomplish the Reverse Stock Split and to maintain the authorized shares of common stock at 750 million thereafter.  The effect of an abstention or broker non-vote is the same as that of a vote against the proposal.

How does the Board of Directors recommend that I vote?

We recommend that you vote FOR the approval of the amendment to our Restated Certificate of Incorporation to effect the Reverse Stock Split of the common stock and, following the Reverse Stock Split, to maintain the authorized shares of common stock at 750,000,000 thereafter.

GENEREX BIOTECHNOLOGY CORPORATION
33 HARBOUR SQUARE
SUITE 202
TORONTO, ONTARIO M5J 2G2

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

1 OF 2
1
1

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Electronic Delivery of Future PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

PAGE 1 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 John P. Barratt 02 Brian T. McGee 03 Anna E. Gluskin 04 Nola E. Masterson 05 Rose C. Perri

02 0000000000

The Board of Directors recommends you vote FOR the following proposal(s):

		For	Against	Abstain
2	Proposal approve an amendment to Generex's Restated Certificate of Incorporation (i) to effect a reverse stock split of the common stock, at an exchange ratio of not less than 1-for-3 and not more than 1-for 10 at any time prior to July 27, 2011 (the ratio and timing of which will be subject to the discretion of the Board of Directors), and (ii) following the reverse stock split, to maintain the authorized shares of common stock at 750,000,000.	☐	☐	☐
3	Proposal to ratify the appointment of MSCM LLP as independent public accountants for the fiscal year ending July 31,2010.	☐	☐	☐
4	In their discretion, upon such other matters that may properly come before the meeting or any adjournment or adjournments thereof.	☐	☐	☐

NOTE: The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned Stockholder(s. If no direction is made, this proxy will be voted FOR Items 1,2 and 3. If any other matters properly come before the meeting,or if cumulative voting is required,the persons named in this proxy will vote in their discretion.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000068520_1 R2.09.05.010

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report, Form 10-K is/are available at www.proxyvote.com .

GENEREX BIOTECHNOLOGY CORPORATION

This proxy is solicited on behalf of the Board of Directors

Annual Meeting of Stockholders

July 28, 2010

The stockholder(s) hereby appoint(s) Anna E. Gluskin, Rose C. Perri and Mark Fletcher, or one of them, as proxies, each with the power to appoint his/her substitute(s), and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Generex Biotechnology Corporation that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 10:00 a.m. (local time), on Wednesday, July 28, 2010, at the Terrence Donnelly Centre for Cellular and Biomolecular Research, University of Toronto, 160 College Street, Toronto, Ontario, Canada M5S 3E1, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

Continued and to be signed on reverse side

0000068520_2 R2.09.05.010